02 JUN 13 AM 11:10

**vtech**

VTech Corporate Services Ltd

Exempted No. : 82-3565
Our Ref. No. : PF198-04/02/ws
Direct Line : (852) 2680 5031 / 2680 5033 / 2680 5002
Fax No. : (852) 2665 5099
(Please contact Anthony AU / Annie CHAN / Winnie SO)

02034819

10th June, 2002

By courier

SUPPL

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Shop 3-7, 450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Dear Sirs

**Re : VTech Holdings Limited**
**-Filing of Materials pursuant to Rule 12g3-2(b)**

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of the press announcement of VTech Holdings Limited dated 7th June, 2002 regarding the settlement of dispute arising from the acquisition of Lucent's Wired Consumer Products Business by VTech Group as published in an English newspaper in Hong Kong on 10th June, 2002 for your filing.

Yours faithfully

AU Shiu Kee, Anthony
Company Secretarial Manager

Encl.

c.c. *Ms. Kathy Jiang*
*ADR Div., The Bank of New York (New York)*
*Fax No. 1-212-571-3050*
*(w/ enclosure)*

*Ms. Eugenia Lee*
*ADR Div., The Bank of New York (Hong Kong)*
*Fax No. 2877 0863*
*(w/ enclosure)*

**vtech**

# VTech Holdings Limited

*(Incorporated in Bermuda with limited liability)*

## ANNOUNCEMENT

The Directors announce that on 7th June, 2002, the Group reached a settlement in a mutually satisfactory manner with Lucent Technologies Inc. relating to a dispute arising from the acquisition by the Group of Lucent's Wired Consumer Products Business in 2000.

The Directors refer to the announcement of the Company dated 19th January, 2000 wherein it was announced that the Group had entered into an agreement with Lucent and Lucent Consumer Products in respect of the Acquisition. The Acquisition was completed in March 2000.

On 25th January, 2001, the Group filed the Complaint in the United States District Court for the Southern District of New York seeking damages and related relief arising out of the Acquisition.

On 7th June, 2002, the parties settled the lawsuit filed by the Group against Lucent in January 2001 in a mutually satisfactory manner. There was no admission of wrongdoing by either party. Under the terms of the settlement, Lucent has agreed to adjust the purchase price of the Acquisition downward by US$50,000,000, such amount will be fully settled in cash on or before 3rd July, 2002.

**DEFINITIONS**

The following defined terms are used in this announcement:

| | |
|---|---|
| "Acquisition" | The acquisition by the Group of the Lucent Assets; |
| "Complaint" | The complaint filed by the Group with the United States District Court for the Southern District of New York on 25th January, 2001 against Lucent and Lucent Consumer Products seeking damages and related relief arising out of the Acquisition; |
| "the Company" | VTech Holdings Limited, a company incorporated in Bermuda, the shares of which are listed on The Stock Exchange of Hong Kong Limited and The London Stock Exchange plc; |
| "the Directors" | The directors of the Company; |
| "the Group" | the Company and its subsidiaries; |
| "Lucent" | Lucent Technologies Inc., a Delaware corporation having its principal office at 600–700 Mountains Avenue, Murray Hill, NJ 07974-0636, United States of America; |
| "Lucent Assets" | Collectively certain assets employed by Lucent Consumer Products in operating the Wired Consumer Products Business, including without limitation, all patents, trademarks and certain other intangible assets utilized in the Wired Consumer Products Business, the liabilities associated with such assets and all of the issued and outstanding capital stock of LTCP Holdings de Mexico, S.A. de C.V.; |
| "Lucent Consumer Products" | Lucent Technologies Consumer Products, L.P., a Delaware limited partnership owned by Lucent; |
| "Wired Consumer Products Business" | The research and development, manufacturing, marketing, selling, repairing and replacing of wired consumer telephone products (comprising corded and cordless telephones, telephone answering systems and telephone accessories) carried out by Lucent Consumer Products and the manufacturing and repairing services performed by LTCP Holdings de Mexico, S.A. de C.V. for Lucent Consumer Products. |

By order of the Board
**Allan WONG Chi Yun**
*Chairman*

Hong Kong, 7th June, 2002

PF198-05/02/ws